Exhibit 2.1

ASSET PURCHASE AGREEMENT

Between

ENGlobal U.S., Inc.

and

FURMANITE AMERICA, INC

dated as of

July 15, 2013

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of July 15, 2013 is entered into between ENGlobal U.S., Inc., a Texas corporation (collectively “Seller”) and FURMANITE AMERICA, INC., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller is divesting all in-office and in-plant engineering managed out of the Baton Rouge, Beaumont, Lake Charles, Deer Park and Freeport offices, and the inspection & non-destructive testing services wherever they are located, generally named ENGlobal Gulf Coast (the “Business”);

WHEREAS, Seller is retaining its in-office and in-plant engineering services managed out of Seller’s Houston headquarters office, with services provided from Tulsa, OK, Denver, CO, Houston, TX and Chicago, IL offices and automation and fabrication services provided out of Mobile, AL, and Houston, TX (Portwall); and

WHEREAS, Seller wishes to sell and assign to Buyer and Buyer wishes to purchase and assume from Seller, substantially all the assets of the Business, subject to the terms and conditions set forth herein;

WHEREAS, Seller wishes to convey to Buyer all existing assets, contracts, non-competes and other items necessary for the Business to be ongoing, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Definitions are either embedded in the text of the Agreement or on the attached Appendix I.

ARTICLE II

PURCHASE AND SALE

Section 2.01     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of all Encumbrances other than Permitted

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Encumbrances, all of Seller’s right, title and interest in, to and under the following assets, properties and rights of Seller, to the extent that such assets, properties and rights exist as of the Closing Date and exclusively relate to the Business (collectively, the “Purchased Assets”). (In the event the Purchased Assets are leased, Seller shall convey a leasehold interest).

(a)     all assets included in Net Working Capital, including 1)accounts receivable – trade, 2) retention receivable, 3) unbilled accounts receivable – trade, 4) costs in excess of billings, 5) accounts receivable – other, and 6) the pre-paid accounts and deposits described in subsection (e);

(b)     all inventories of the Business;

(c)     all furniture, fixtures, equipment, automobiles, supplies, IT hardware, and other tangible personal property of the Business, including those items listed on the Disclosure Schedule 2.01 (c) and further including any items that are not listed but that are located in the offices of the Business (collectively the “Tangible Personal Property”);

(d)     all or the portion of Seller’s rights under the Contracts set forth on Section 2.01(d) that relate to the Business (collectively, the “Assigned Contracts” or “Partially Assigned Contracts”);

(e)     all pre-paid accounts, subscriptions, and deposits (including real property lease deposits) set forth on Schedule 2.01(e);

(f)     all intellectual property owned by Seller and used by the Business, including promotional material, photographs, etc., provided they do not utilize the name or trademarks of “ENGlobal”;

(g)     all drawings used in connection with the Business;

(h)     all Permits and licenses including environmental permits and licenses necessary to operate the Business (other than operating or professional licenses);

(i)     all software used by the Business (except those certain Excluded Assets) including but not limited to those listed on Schedule 2.01(i), and, whether or not listed on Schedule 2.01(i), all or a portion of Seller’s rights to networked and locally installed software licensing (including run time, subscription, perpetual and non-perpetual licenses) used by the Business including all, keys, fobs, dongles, databases, subscription data, server based, locally installed, network based, application and web based for all Business users;

(j)     all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets; and

(k)     copies, of all books and records, to the extent they exist, including books of account, ledgers and general, financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, sales material and records, internal financial statements and marketing and promotional surveys, material and research, that exclusively relate to the Business or the Purchased Assets.

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Section 2.02     Excluded Assets. Other than the Purchased Assets subject to Section 2.01, Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). Excluded Assets include the following assets and properties of Seller:

(a)    all cash and cash equivalents, bank accounts and securities of Seller;

(b)    all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(c)    any property used by Seller in connection with its retained business operations, as set forth on Schedule 2.02 (c);

(d)    any assets or rights to receive settlement, awards, or payments on promissory notes related to the litigation or claims listed on Schedule 4.09;

(e)    for the contracts listed on Schedule 2.01(d) identified to be partially assigned, Seller is retaining the right to perform ongoing engineering and automation services for the Customers under those Contracts under its retained business;

(f)    all Contracts that are not Assigned Contracts;

(g)    the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records, other than personnel files of Employees of the Business, and any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law and is required by applicable Law to retain;

(h)    all benefit plans and trusts or other assets attributable thereto;

(i)    all Tax assets (including duty and Tax refunds and prepayments) of Seller or any of its Affiliates;

(j)    the rights which accrue or will accrue to Seller under the Transaction Documents;

(k)    any software licenses which cannot be assigned to Buyer which are needed for Seller’s retained business operations.

Section 2.03     Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge when due any and all liabilities and obligations of Seller arising out of or relating to the Business or the Purchased Assets on or after the Closing, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”), including, without limitation, the following:

(a)    all liabilities and obligations included in the definition of Net Working Capital, including 1) Accounts payable – Trade, 2) Accrued Payable – Trade, 3) Accrued Salaries, 4) Accrued Compensated Absences, 5) Billings in Excess of Costs, 6) Accounts

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Payable – Other, 7) Accrued Property Tax arising prior to the Closing Date. Accrued Compensated absences as of July 9, 2013 are shown on Schedule 2.03(a). The amount will be adjusted in accordance with Section 2.05.

(b)    all liabilities and obligations arising under or relating to the Assigned Contracts legally assigned by Seller to Buyer arising after the Closing Date;

(c)    all liabilities and obligations arising under or relating to the real property leased by Seller for the Business “Leased Real Property” shown on Schedule 2.03(c) legally assigned by Seller to Buyer arising after the Closing Date;

(d)    all liabilities and obligations arising under or relating to the Equipment Leases shown on Schedule 2.03(d) legally assigned by Seller to Buyer arising after the Closing Date;

(e)    all liabilities and obligations for Taxes incurred relating to the Business, the Purchased Assets or the Assumed Liabilities arising after the Closing Date;

(f)    all other liabilities and obligations arising out of or relating to Buyer’s ownership or operation of the Business and the Purchased Assets on or after the Closing Date;

(g)    all liabilities and obligations of or relating to employee benefits, compensation or other arrangements with respect to any Employee of the Business hired by the Buyer and arising on or after the Closing;

Notwithstanding any provision to the contrary, Buyer shall not be obligated under any circumstance to assume any lease agreement with terms and pricing that are materially different than Seller’s existing lease agreements; however, in the event the leasing companies attempt to impose different terms, Seller shall retain the applicable lease and Buyer shall reimburse Seller for the payments for the remainder of the term under the lease, in accordance with Section 2.07. At the end of the lease, Buyer shall comply with the terms imposed on the lessee related to the return or purchase of the equipment.

Section 2.04     Excluded Liabilities. Buyer shall not assume and shall not be responsible to pay, perform or discharge any of the following liabilities or obligations of Seller (collectively, the “Excluded Liabilities”):

(a)    any liabilities or obligations arising out of or relating to Seller’s ownership or operation of the Business and the Purchased Assets prior to the Closing Date, including specifically any liability or obligations of Seller arising in connection with the existing litigation and claims disclosed on Schedule 4.09;

(b)    any liabilities or obligations relating to or arising out of the Excluded Assets;

(c)    any liabilities or obligations for (i) Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities incurred prior to the Closing Date and (ii) any other Taxes incurred or arising from activities prior to the Closing Date;

(d)    any liabilities or obligations of Seller relating to or arising out of (i) the employment, or termination of employment, of any Employee prior to or in conjunction with

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the Closing, or (ii) workers’ compensation claims of any Employee which relate to events occurring prior to the Closing Date;

(e)    any liabilities or obligations of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others.

Section 2.05     Purchase Price. The aggregate purchase price for the Purchased Assets of Thee Million Five Hundred Thousand Dollars ($3,500,000.00), plus the Estimated Net Working Capital (less the Net Working Capital Discount), payable in the form of cash and a note payable to be executed upon closing of the Transaction (the “Closing”). The note and cash are collectively referred to as the “Purchase Price”. The note payable will be in the principal amount of $3,500,000.00, with 4% annual interest paid over four (4) years, with the first principal and interest payment of $964,215.16 (to be paid annually), occurring September 1, 2014. The Promissory Note will be secured by a Parent Company Guarantee, each substantially prepared in the form of Exhibit A.

The Estimated Net Working Capital less the Net Working Capital Discount will be paid at Closing in cash. The “Estimated Net Working Capital” shall be defined as the closest approximation to Net Working Capital that Seller can reasonably make as of the Closing Date, based on its accounting, time entry and billing systems. The “Net Working Capital Discount” shall be $400,000.00.

The actual Net Working Capital (as defined in Article 1), transferred on the Closing Date will be established by Seller, with assistance from Buyer within ninety (90) days of the Closing Date, based on GAAP accounting standards. If the Actual Net Working Capital is more than the Estimated Net Working Capital paid at Closing, Buyer will pay Seller the difference. If the actual Net Working Capital is less than the Estimated Net Working Capital, Seller will refund the difference to Buyer. A Net Working Capital calculation prepared as of March 30, 2013, is attached as Schedule 2.05 for reference.

Section 2.06     Allocation of Purchase Price. Seller and Buyer agree to allocate the Purchase Price for tax purposes in accordance with the allocation statement that will be agreed upon prior to Closing, with Sections 1060 of the Code and regulations promulgated thereunder All tax returns including IRS form 8594, shall be filed consistent with such allocation statement. Neither Seller nor Buyer shall voluntarily take a position on any tax return or before any governmental agency charged with the collection of any such tax that is in any manner inconsistent with the terms of such allocation statement.

Section 2.07     Non-assignable Assets.

(a)    Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.07, to the extent the sale, assignment, transfer, conveyance or

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delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset or Assigned Contract would result in a violation of applicable Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement (including any leases or Governmental Authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall still constitute a sale, assignment, transfer, conveyance or delivery, of all other assets and assigned contracts.

Parties shall use commercially reasonable best efforts, and cooperate with each other, to obtain the consent relating to each Assigned Contract as quickly as practicable; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor. Once consent for the assignment and assumption is obtained, Seller shall promptly assign, transfer, convey and deliver such to Buyer, and Buyer shall assume the obligations assigned to Buyer from and after the date of assignment to Buyer (all at no additional cost to Buyer).

(b)    Without limiting the generality of the foregoing, if any Assigned Contract is not able to be assigned or if Seller is not able to obtain any required consent to the assignment of an Assigned Contract at Closing, Buyer shall (i) assume and perform the obligations of Seller under the Assigned Contracts and (ii) Buyer shall receive all of the economic and other benefits under such Assigned Contracts. Buyer and Seller shall take such actions as may be required, including executing subcontracts, subleases, or other agreements, to carry out the intent of this Section 2.7; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor. Buyer shall use all reasonable efforts to invoice third parties for services rendered without the assistance of Seller. If necessary, Buyer shall perform under such contracts as a subcontractor to Seller using the same terms as the between the Seller and the applicable third party. Buyer shall indemnify and hold Seller harmless for any and all claims and causes of action arising from the performance of Buyer’s work under such contracts. Seller shall create an escrow account for the deposit of any proceeds of such work for the sole benefit of Buyer. Buyer shall pay for the costs of such escrow. The intent of the parties is to allow Buyer to perform on the Assigned Contracts during the process of obtaining assignment from third parties and the parties agree to fully cooperate with each other in this process.

ARTICLE III

CLOSING

  Section 3.01     Closing.

Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Furmanite America Inc., on later of August 30, 2013 or the second Business Day after all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date”. Seller and Buyer may agree to close by

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proxy and each will provide electronic copies of signed original documents or appoint a fully authorized individual with power of attorney to execute any closing documents on behalf of such Party.

Section 3.02     Closing Deliverables.

(a)	At the Closing, Seller shall deliver to Buyer the following:

(i)

a bill of sale, a pro forma of which is attached as Exhibit B hereto (the “Bill of Sale”) and duly executed by Seller, transferring the tangible personal property included in the Purchased Assets to Buyer;

(ii)

an Assignment and Assumption Agreement, a pro forma of which is attached as Exhibit C hereto (the “Assignment and Assumption Agreement”) clearly listing the revenue contracts and term & condition (T&C) work agreements to be assigned to Buyer, consistent with Schedule 2.01(b);

(iii)

a Partial Assignment and Assumption Agreement, a pro forma of which is attached as Exhibit D hereto (the “Partial Assignment and Assumption Agreement”) clearly listing the revenue contracts and term & condition (T&C) work agreements to be partially assigned to Buyer, consistent with Schedule 2.01(b);

(iv)

A limited consent, a pro forma of which is Exhibit E signed by Seller’s senior lender and forms of UCC-3, which will be filed within five days of the Closing, releasing the encumbrances on Purchased Assets which are identified on Schedule 3.02;

(v)

Software license transfer documentation for all software that has been used by the Business including but not limited to a Microsoft Volume License transfer and any other transfer documentation required by software vendors for the software on the computers, laptops and desktops to be conveyed;

(vi)	Assignments and Partial assignments of the Equipment and Auto Leases identified on Schedule 2.03(d);

(vii)	Complete inventory for all IT related Purchased Assets (including serial numbers for leased assets and including serial numbers if reasonably available for owned assets);

(viii)	the Seller Closing Certificate;

(ix)	Landlord Consents for the Leases identified on Schedule 2.03 (c);

(x)	Transition Services Agreement, substantially in the form of Exhibit F; and

(xi)	Executed vehicle titles.

(b)	At the Closing, Buyer shall deliver to Seller the following:

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(i)	the Purchase Price cash payment due in accordance with Section 2.05;

(ii)	The Promissory Note and Guaranty (in the form attached as Exhibit A) due in accordance with Section 2.05;

(iii)	Counter-signatures on the agreements listed above in 3.02 (a)(i) (ii) (iii) and (vi);

(iv)	the Buyer Closing Certificate; and

(v)	Transition Services Agreement, substantially in the form of Exhibit F.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01     Organization and Qualification of Seller. Seller is a corporation and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary.

Section 4.02     Authority of Seller. Seller has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each party thereto), such Transaction Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

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Section 4.03     No Conflicts; Consents. Except as set forth on Schedule 4.03, the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any other agreement of Seller; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby, except as set forth in Section 4.03 of the Disclosure Schedules.

Section 4.04     No Process Technologies. Seller expressly represents and warrants that the Business has not performed specialized process technologies in the previous 12 months.

Section 4.05     Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement, from January 1, 2013 until the date of Closing, Seller has operated the Business in the ordinary course of business in all material respects and there has not been, with respect to the Business, any event, occurrence or development that has had a Material Adverse Effect.

Section 4.06     Material Contracts. Section 4.06 of the Disclosure Schedules lists the customers for which Seller has performed significant services in 2013 (the “Material Customers”). Seller is not in material breach of any of the contracts with the Material Customers. All Material Contracts were entered into in the ordinary course of business at arm’s length conditions.

Section 4.07     Title to Tangible Personal Property. Seller has good and valid title to, or a valid leasehold interest in the Purchased Assets, free and clear of Encumbrances except for Permitted Encumbrances and except for the lien held by Seller’s lenders as disclosed on Schedule 3.02, which will be released in accordance with Section 3.02. With the exception of leased assets, there are no other owners of the Purchased Assets.

Section 4.08     Intellectual Property. To Seller’s Knowledge: (i) Seller’s conduct of the Business as currently conducted does not infringe, violate, dilute or misappropriate the Intellectual Property of any Person; and (ii) no Person is infringing, violating, diluting or misappropriating any Intellectual Property assets of the Business.

Section 4.09     Legal Proceedings; Governmental Orders

(a) Except as disclosed on Schedule 4.09(a), there are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, threatened against or by Seller relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities, which if determined adversely to Seller would result in a Material Adverse Effect. The existing litigation and claims disclosed on Schedule 4.09 are Excluded Liabilities.

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(b)    To Seller’s Knowledge, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Business or the Purchased Assets which would have a Material Adverse Effect.

Section 4.10     Compliance With Laws; Permits. Except as set forth on Schedule 4.10, Seller has not been informed and has no reason to believe that the current operation of the Business is not in material compliance with all federal, state and local laws, statutes, rules and regulations in effect that are applicable to the Business.

Section 4.11     Environmental Matters.

(a)    Seller has obtained all material Permits under federal, state and local Laws and regulations relating to pollution or protection of the environment required for the operation of the Business as currently conducted (“Environmental and Safety Requirements”).

(b)    Seller is in material compliance with all terms and conditions of all such Environmental and Safety Requirements.

(c)    With respect to the Leased Real Property, the Seller has not incurred in the past, nor is now subject to, any material environmental liabilities.

(d)    To the Seller’s knowledge, no release or discharge of hazardous material has occurred at any Leased Real Property except in material compliance with environmental laws or as would not reasonably be expected to result in material environmental liability.

(e)    To the Seller’s knowledge, none of the Leased Real Property is the subject of any Lien imposed under environmental laws.

(f)    The Seller does not know of, own or operate any Underground Storage Tanks (“USTs”) at any Leased Real Property.

(g)    To the Seller’s Knowledge, there are no circumstances or conditions at any Leased Real Property that could reasonably be expected to result in any material environmental liabilities or material investigations against the Seller or result in any material restrictions on the ownership, use, or transfer of such property pursuant to any environmental law.

(h)    Seller has not received any written notice, demand, letter, claim or request for information from any Governmental Authority or third party alleging that Seller is in material violation of any environmental law or Environmental and Safety Requirement applicable to the Business.

(i)    Seller, in operating the Business, has not received any written notice, demand letter, claim or request for information from any Governmental Authority or third party alleging that the Seller has liability under environmental law for any hazardous substance disposal or contamination on any third party property.

(j)    Seller has not released or discharged Hazardous Substances into the sewer or septic system serving the Leased Real Property except in material compliance with environmental laws or Environmental and Safety Requirements.

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To Seller’s Knowledge, there are no present governmental or regulatory investigations, audits, or claims as to whether the Business is, in all material respects, in compliance with all environmental laws, health and safety requirements, licenses, environmental permits, authorizations, declarations, orders and approvals necessary for the operation of the Business.

Section 4.12     Employment Matters.

(a)    Seller is not a party to or bound by any collective bargaining or other agreement with a labor organization representing any of the Employees.

(b)    Except as set forth in Schedule 4.10, Seller is in compliance with all material Laws applicable to employment and employment practices to the extent they relate to the Employees.

Section 4.13     Taxes.

(a)    Seller has filed (taking into account any valid extensions) all Tax Returns with respect to the Business required to be filed by Seller and has paid all Taxes shown thereon as owing. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)    Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

Section 4.14     Stand Alone Business Operation. (a) Seller is conveying to Buyer substantially everything necessary to operate the Business, with the exception of: (1) licenses required by governmental authorities, (2) corporate overhead support functions and related assets, such as those related to accounting, treasury and payroll, human resources, business development, legal, investor relations and corporate governance, safety, and risk management, (3) employee benefits, such as health insurance, (4) insurance, such as general liability, property, professional liability, director and officer liability and worker’s compensation, (5) corporate IT support and infrastructure.

Section 4.15     Receivables and Work in Process. Seller represents and warrants the Net Working Capital, less the Net Working Capital Discount, which collectively is part of the Purchased Assets, is good and collectable.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 5.01     Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary.

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Section 5.02     Authority of Buyer. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Buyer is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each party thereto), such Transaction Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.03     No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any other agreement of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer, the Business or the Purchased Assets. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby.

Section 5.04     Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.05     Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.06     Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and

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agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article IV of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE VI

COVENANTS

Section 6.01     Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall (a) conduct the Business in the ordinary course of business; and (b) use commercially reasonable efforts to maintain and preserve its current Business organization and operations and to preserve the rights, goodwill and relationships of its Employees, customers, lenders, suppliers, regulators and others having relationships with the Business.

Section 6.02     Access to Information. From the date hereof until the Closing, Seller shall (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the assets, premises, Books and Records, Assigned Contracts and other documents and data related to the Business and provide same in native electronic format; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller’s personnel and in such a manner as not to interfere with the conduct of the Business or any other businesses of Seller.

Section 6.03     Employees and Employee Benefits

(a) Buyer, or one of its affiliates will offer reasonably comparable employment to substantially all Employees of Seller that have successfully completed a pre-employment drug screen, a physical examination (as applicable for specific job requirements) and a background check (including motor vehicle report), in each case to the extent Buyer applies such hiring requirements to persons seeking employment in the same or similar positions, and further to the extent each Employee meet any other requirements for employment under applicable law. Any such offers shall be contingent upon the occurrence of Closing and must be designed to be withdrawn immediately if Closing does not occur. If Closing does occur, Buyer shall hire the Employees meeting the above requirements and accepting the employment offer, effective on the Closing Date. The workforce is comprised of approximately 620 employees working seconded “in-plant” and approximately 315 employees working from offices in: Beaumont, TX; Lake Charles, LA; Baton Rouge, LA; Freeport, TX; and Deer Park, TX. Prior to Closing, Buyer shall notify Seller of any employees that will not be hired as a result of its employment requirements.

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(b) Seller shall terminate the employment of all Employees to be hired by Buyer effective as of Closing. Seller shall provide any required notice under the federal Worker Adjustment, Retraining and Notice Act (“WARN Act”) or any similar law or regulation in any applicable jurisdiction and otherwise be responsible for complying with any such statute with respect to any “plant closing” or “mass lay off” (as defined in the WARN Act) or similar event affecting Employees and occurring on or before the Closing (including the termination of Employees by Seller immediately upon the Closing) (although neither party anticipates that the WARN Act notice requirements will be triggered). Seller shall be responsible for, and shall indemnify and hold harmless Buyer for, any liability arising under the WARN Act or similar statute arising from any action of Seller prior to the Closing Date and with respect to any such liability arising in connection with the consummation of the transactions contemplated by this Agreement; provided that Buyer complies with 6.03 (a), above.

(c) Seller shall retain responsibility for all benefits of the Employees that are, as of the Closing, vested under the Seller’s benefit plans, be solely responsible for all obligations and liabilities to Employees that accrue prior to the Closing or as a result of the termination of any Employee by Seller prior to or at the Closing, and be solely responsible for any incurred medical costs for the Employees covered under the Seller’s benefit plans prior to Closing.

(d) Buyer may offer employment to any of Seller’s corporate employees that are substantially used for the operation of the Business that are located in offices of the Business or with the consent of Seller if not located in these offices.

(e) Buyer shall hire Employees meeting the above requirements and accepting the employment offer on substantially similar terms as their current employment (provided they meet Buyer’s employment requirements and accept the employment offer), and for such duration that Seller shall have no WARN Act obligations or liabilities with respect to such Employees. If after the Closing, Buyer elects to terminate any such Employee at its discretion, it shall be responsible for any associated WARN Act compliance.

(f) Other than in conjunction with the transaction contemplated herein, Buyer agrees not to hire, recruit or solicit any retained employees of Seller for three years from the Closing Date, without Seller’s consent; provided, however, that Buyer shall not be prevented from hiring (without consent) someone who has been terminated by Seller or someone who has responded to a general advertisement for employment or job fair posted by Buyer in the ordinary course of business.

(e) Seller agrees not to hire, recruit or solicit any employees (from current through the previous 12 months) of the Business hired by Buyer for three years from the Closing Date, without Buyer’s consent; provided, however, that Seller shall not be prevented from hiring (without consent) someone who has been terminated by Buyer or someone who has responded to a general advertisement for employment or job fair posted by Buyer in the ordinary course of business. Notwithstanding the above, for the Key Employees listed on Schedule 6.03(e) and their respective direct reports, Seller may not hire without consent under any circumstances.

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Section 6.04     Approvals and Consents. Each party hereto shall, as promptly as possible, use its commercially reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities, landlords, vendors and customers that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. Seller will use best efforts to assist Buyer in the assignment of and performance of any Assigned Contracts. Seller will begin assisting Buyer with the assignment of the Assigned Contracts starting on July 18, 2013.

Section 6.05     Closing Conditions. From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

Section 6.06     Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

Section 6.07     Cooperation after the Closing. Buyer agrees to provide reasonable access to Seller after the closing to information, records and personnel related to any Excluded Liabilities, such as on-going litigation. Seller will provide all necessary assistance and use its commercially reasonable best efforts in order to assist Buyer in obtaining everything necessary to operate. Seller and Buyer agree to provide transition services substantially in accordance with the Transition Services Agreement attached hereto as Exhibit “F”, which will include payroll services from Buyer to Seller and IT support services and infrastructure from Seller to Buyer, at no charge, through December 31, 2013. Seller shall keep the systems which are utilized by the Business functional through December 31, 2013, and shall notify Buyer of any planned service outages or planned modifications. Buyer shall use good faith efforts to transition off Seller’s IT systems prior to December 31, 2013. The parties will also agree to work together to establish reciprocal service agreements for engineering and project management services that may be billed to clients, at mutually acceptable rates.

Section 6.08     Agreement Not to Compete. For a period of three years from the Closing Date, Seller and its parent and affiliates will not compete within the Non-Compete Zone (as defined below) in the downstream refinery and petrochemical plant market for engineering and In Plant staffing services. The “Non-Compete Zone” shall be a land area defined as being south of an imaginary line that is 100 miles north of I-10, east of I-35, and only in the states of Texas, Louisiana, Mississippi & Alabama. The services for which the non-compete agreement will apply within this Non-Compete Zone are defined as being multi-discipline engineering, design and related project services, whether performed in Seller’s office or through on-site staffing assignment. The non-compete agreement will specifically not include these same services that are performed on specialized and modular engineered process systems. This non-complete will also not include these same services that are performed on automation, control or

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process analytical systems. Seller shall not be precluded from purchasing the stock or assets of another company that provides some level of downstream engineering services in the Non-Compete Zone so long as that portion of the business is no more than 10% of the overall revenue attributable to the assets acquired.

Section 6.09     Use of ENGlobal Trademarks. Buyer agrees to use commercially reasonable efforts to phase out the use of any ENGlobal trademarks or branding by December 31, 2013.

Section 6.10     Supplement to Disclosure Schedules. From time to time prior to the Closing, Seller shall have the right and the obligation to supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”), and each such Schedule Supplement shall be deemed to be incorporated into and to supplement and amend the Disclosure Schedules as of the Closing Date; provided, however, that if such event, development or occurrence which is the subject of the Schedule Supplement constitutes or relates to something that has had a Material Adverse Effect, then Buyer shall have the right to terminate this Agreement for failure to satisfy the closing condition set forth in Section 7.02(a); provided, further, that if Buyer has the right to, but does not elect to terminate this Agreement within ten Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter under any of the conditions set forth in Section 7.02(a) and, further, shall have irrevocably waived its right to indemnification under Section 8.02 with respect to such matter.

Section 6.11     Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

Section 6.12     Collection of and Billing of Accounts Receivables. Buyer shall use commercially reasonable efforts to bill and collect the Working Capital prior to July 1, 2014.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01     Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the

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transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of such transactions.

Section 7.02     Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Seller contained in Article IV shall be true and correct in all respects as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) Seller shall have delivered to Buyer: duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliverables set forth in Section 3.02(a).

(c) Buyer’s receipt of Applications for employment with Buyer (or its affiliates) submitted by 90% of the current employees of the Business, and all of the Key Employees.

(d) There shall have been no Material Adverse Effect on the Business prior to the Closing Date.

Section 7.03     Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer contained in Article V shall be true and correct in all respects as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c) Buyer shall have delivered to Seller: the Purchase Price; duly executed counterparts to the Transaction Documents (other than this Agreement); and such other documents and deliveries set forth in Section 3.02(b).

ARTICLE VIII

INDEMNIFICATION

Section 8.01     Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and

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shall remain in full force and effect for six (6) months after the Closing Date. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and in those cases, each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period. Such claims shall survive until finally resolved.

Section 8.02     Indemnification By Seller. Subject to the other terms and conditions of this Article VIII, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a) any material inaccuracy in or material breach of any of the representations or warranties of Seller contained in this Agreement;

(b) any material breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement;

(c) any Excluded Asset or any Excluded Liability;

(d) any uncollected Net Working Capital, less the Net Working Capital Discount; or

(e) any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) for activity arising prior to the Closing Date.

(f) Limitations on Indemnity. Notwithstanding anything herein to the contrary, the sole remedy for Buyer under this indemnity for any Third Party Claim, uncollected Net Working Capital (less the Net Working Capital Discount) or for a breach or non-performance of a covenant contained in this Agreement or any Transaction Document shall be offset against the Promissory Note, and the maximum amount that the Seller shall be obligated to pay with respect to any and all obligations of indemnity under this Section 8.02 shall be equal to One Million Five Hundred Fifty Thousand Dollars ($1,550,000). Seller shall have no indemnity obligations after the second anniversary of the Closing Date. A Third Party Claim shall not be brought by Buyer under or pursuant to this Section 8.02, unless the amount of that claim exceeds One Hundred Thousand and No/100 Dollars ($100,000).

(g) Right of Set-Off. Upon written notice to Seller specifying in reasonable detail the basis for such set-off, Buyer shall have the right to set off any amount to which it is entitled under this Article 8 (Indemnity) , against its payment obligations under the Promissory Note. Buyer shall transfer back to Seller all uncollected Accounts Receivable which is the basis of the Indemnity.

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Section 8.03     Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a) any material inaccuracy in or material breach of any of the representations or warranties of Buyer contained in this Agreement;

(b) any material breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement;

(c) any Assumed Asset or any Assumed Liability; or

(d) any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) for activity arising on or after the Closing Date.

(e) Limitations on Indemnity. Notwithstanding anything herein to the contrary, the maximum amount that the Buyer shall be obligated to pay with respect to any and all obligations of indemnity under this Section 8.03 shall be equal to One Million Five Hundred Fifty Thousand Dollars ($1,550,000). Buyer shall have no indemnity obligations after the second anniversary of the Closing Date. A Third Party Claim shall not be brought by Seller under or pursuant to this Section 8.03, unless the amount of that claim exceeds One Hundred Thousand and No/100 Dollars ($100,000).

Section 8.04     Exclusive Remedies. Subject to Section 10.04, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.04 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 10.04.

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ARTICLE IX

TERMINATION

Section 9.01     Termination. This Agreement may be terminated at any time prior to the Closing:

(a) By Buyer if any Conditions to obligations of Closing are not met by Seller; provided that Buyer is not in material breach of this Agreement;

(b) By Seller if any Conditions to obligations of Closing are not met by Buyer; provided that Seller is not in material breach of this Agreement

(c) By the mutual written consent of Seller and Buyer;

(d) By either party if the Closing does not occur within seven (7) days of the stated Closing Date, provided that a party then in material breach of this Agreement may not exercise such right;

(e) By Buyer or Seller if there has been a Material Adverse Effect; and

(f) In the event that either party fails to close (other than as set out in a, b, c & e above), it shall be considered a material breach of this Agreement, and the parties mutually agree that it would be difficult or impossible to reasonably ascertain the damages incurred and as such agree that such breaching party shall be liable to the non-breaching party for liquidated damages in the amount of One Million Dollars ($1,000,000.00), due on September 30, 2013. The parties further agree this amount is in reasonable relation to actual damages and that it shall not be considered a penalty.

Section 9.02     Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) as set forth in this 0, and Article X hereof; and

(b) that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

(c) If this Agreement is terminated as provided herein each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same or destroy such documents, work papers and other material and confirm such destruction in writing.

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ARTICLE X

MISCELLANEOUS

Section 10.01     Expenses. Except as otherwise expressly provided herein, Seller and Buyer shall each pay all of its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including but not limited to, fees and expenses of its own financial consultants, accountants, and legal counsel.

Section 10.02     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller:	ENGlobal U.S., Inc. 654 N. Sam Houston Parkway E., Suite 400 Houston, TX 77060-5914 E-mail: tami.walker@englobal.com

Attn: General Counsel

If to Buyer:	Furmanite America, Inc. 10370 Richmond Avenue, 6th Floor Houston, TX 77042 E-mail: wfry@furmanite.com Attention: William Fry, Vice-President & General Counsel

Section 10.03 Governing Law; Submission to Jurisdiction; Mediation; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law

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provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Texas.

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL OR STATE COURTS IN HARRIS COUNTY TEXAS, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS.

(c) Prior to instituting any legal proceeding, the party with a dispute shall provide written notice to the other party of the nature of the dispute and provide as much detail as possible to assist the other party with their investigation and response. Within fourteen days of the notice, each party shall appoint at least one senior executive to meet to resolve the dispute. In the event the parties fail to resolve the dispute in a mutually agreeable manner, the parties shall, within thirty days of the meeting, select a mutually acceptable, neutral mediator and submit the matter to mediation. The parties shall work with the mediator in good faith to resolve the dispute. Each party shall bear its own expense for mediation, and the parties shall equally divide the cost of the mediator.

Section 10.04     Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.05     No Consequential Damages. EXCEPT FOR THE INDEMNITY OBLIGATIONS RELATED TO DAMAGES TO THIRD PARTIES, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL DAMAGES, INCLUDING INCIDENTAL, PUNITIVE DAMAGES, LOST PROFITS, LOST OPPORTUNITY DAMAGES OR OTHER SIMILAR FORMS OF DAMAGES.

Section 10.06     Pro Forma Exhibits and Schedules. The parties acknowledge that certain exhibits and schedules hereto are noted as pro forma and as such the parties shall use their best efforts to finalize the language in such exhibits and schedules at least 5 days prior to closing. The parties agree the language contained in such exhibits shall be substantially the same as the pro forma versions. Buyer shall use reasonable efforts to accommodate requests from Seller’s lender for updates to the pro forma exhibits. The parties may agree on modifications or corrections to any of the schedules prior to Closing.

Section 10.07     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to

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modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.08     Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.09     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.10     No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.11     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.12     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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[INTENTIONALLY LEFT BLANK]

[SIGNATURES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

ENGLOBAL U.S., Inc.	FURMANITE AMERICA, INC.

By	By
Name: William A. Coskey	Name: Charles R. Cox
Title: Chief Executive Officer	Title: Authorized Signer

Exhibit A—Promissory Note and Parent Guaranty

Exhibit B—Bill of Sale

Exhibit C—Assignment and Assumption Agreement

Exhibit D—Partial Assignment and Assumption Agreement

Exhibit E—Limited Consent

Exhibit F—Transition Services Agreement

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APPENDIX I - DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person at the time of the execution of the Agreement. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in the United States are authorized or required by Law to be closed for business.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 13, 2012 between Buyer and Seller.

“Contracts” means all legally binding written contracts, leases, mortgages, licenses, instruments, notes, commitments, undertakings, indentures and other agreements of the Business.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Employees” means those Persons employed by Seller who worked for the Business immediately prior to the Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

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“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations, and works of authorship, whether or not copyrightable; (c) trade secrets and confidential know-how; (d) patents and patent applications; (e) websites and internet domain name registrations; and (f) all other intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means actual out-of-pocket losses, damages, liabilities, costs or expenses, including reasonable attorneys’ fees, but excluding punitive, incidental, consequential, special or indirect damages (such as loss of revenue, diminution in value and any damages based on any type of multiple).

“Material Adverse Effect” means any event, change or occurrence which, individually or together with any one or more other events, changes or occurrences, (A) has had, or would be reasonably likely to have, a material adverse effect upon the business, operations, assets, liabilities, condition (financial or otherwise) or operating results of the Business and/or the Purchased Assets, or (B) materially impairs, or would be reasonably likely to materially impair, the ability of any Seller or Buyer to consummate, or prevents or materially delays, or would be reasonably likely to prevent or materially delay, any of the transactions contemplated by this Agreement; provided, however, that in no event shall any of the following events, changes, or occurrences constitute a “Material Adverse Effect” or be considered in determining whether a “Material Adverse Effect” has occurred or is likely or expected to occur: (i) changes in economic, financial market, regulatory, business or political conditions generally, any outbreak of hostilities or war, acts of terrorism, natural disasters or other force majeure events, in each case occurring after the date of this Agreement in the United States or any other country or region in which the Business operates, except to the extent that such changes have a materially disproportionate effect (relative to other industry participants) on the Business, (ii) changes in conditions generally affecting the industry in which the Business operates, except to the extent that such changes have a materially disproportionate effect (relative to other industry participants) on the Business, (iii) any change in Law or changes to GAAP, in each case after the date of this Agreement, (iv) the negotiation, execution, announcement or pendency of this Agreement, (v) the failure of the Business to meet any internal industry analyst projections or forecasts or estimates of revenues or earnings for any period, and (vi) fluctuations in the price or trading volume of the shares of common stock of ENG, except that clauses (v) and (vi) shall not prevent any underlying causes of such failure or fluctuations from being considered in determining whether a Material Adverse Effect has occurred. Voluntarily or involuntary filing of bankruptcy of Seller shall be considered a Material Adverse Effect.

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“Net Working Capital” shall mean the sum of the amounts in the following accounts: 1) Accounts Receivable - Trade, 2) Retention Receivable, 3) Unbilled Accounts Receivable – Trade, 4) Costs in Excess of Billings, 5) Accounts Receivable - Other and 6) pre-paid accounts and deposits, less the sum of the amounts in the following accounts: 1) Accounts payable – Trade, 2) Accrued Payable – Trade, 3) Accrued Salaries, 4) Accrued Compensated Absences, 5) Billings in Excess of Costs, 6) Accounts Payable – Other, 7) Accrued Property Tax attributable to the Business.

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Representative” means, with respect to any Person, any and all directors, officers, employees required to be obtained from Governmental Authorities.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures; (b) liens on leased assets being assumed, specifically the security interest held by GE, Dell, ABM, and HP in the computer equipment, software and copiers under their respective leases and the liens held by Enterprise and Rent-All on leased automobiles, (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting Leased Real Property, (d) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business, (e) other imperfections of title or Encumbrances, if any, that would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, joint venture, limited liability, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Seller’s Knowledge” or any other similar knowledge qualification means the actual knowledge of the senior officers of Seller.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, property, and personal property taxes.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Partial Assignment and Assumption Agreement, the Transition Service Agreement, and the other agreements, instruments and documents required to be delivered at the Closing.

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